Exhibit 12.1

ViaSat, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Fiscal year ended
(in thousands, except for ratios)	March 28, 2008	April 3, 2009	April 2, 2010	April 1, 2011	March 30, 2012
Computation of earnings:
Income (loss) attributable to ViaSat, Inc. before income tax expense (benefit)	$47,034	$45,125	$36,574	$36,113	$(6,155)
Fixed charges, as calculated below	1,373	1,509	17,314	32,822	35,719
Amortization of capitalized interest	—	—	—	55	1,768
Capitalized interest	—	—	(8,800)	(28,300)	(25,900)

Total earnings	$48,407	$46,634	$45,088	$40,690	$ 5,432

Fixed charges:
Interest expense including amortization of debt discount and debt issuance costs	557	509	7,354	3,154	8,307
Capitalized interest	—	—	8,800	28,300	25,900
Estimated interest within rental expense	816	1,000	1,160	1,368	1,512

Total fixed charges	$1,373	$1,509	$17,314	$32,822	$35,719

Ratio of earnings to fixed charges(1)	35.26	30.90	2.60	1.24	—

(1)	Due to the loss attributable to ViaSat, Inc. before income tax benefit for the fiscal year ended March 30, 2012, the ratio of earnings to fixed charges was less than 1.00. Additional earnings of $30.3 million would have been required to achieve a ratio of 1:1.